Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

February 13, 2015

VIA EDGAR AND FEDERAL EXPRESS

Pamela Long

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	MPM Holdings Inc. Registration Statement on Form S-1 Filed December 31, 2014 File No. 333-201338

Dear Ms. Long:

On behalf of MPM Holdings Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 27, 2015 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and certain other updates.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined have the meanings given in Amendment No. 1. Page references in the text of this letter correspond to pages and captions in Amendment No. 1.

General

1.	To the extent necessary, please provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Pamela Long, February 13, 2015 - Page 2

Response:

The Company acknowledges the Staff’s comment and will provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X in a subsequent pre-effective amendment to the Registration Statement.

2.	We note on the cover page, and elsewhere in your prospectus, that there is currently no public market for your capital stock. However, we note that you state that the securities may be sold at prevailing market prices. The disclosure relating to a prevailing market price is improper until such a market develops in the United States. Please provide a fixed price until such time as a market for the securities develops in the United States. You should revise your disclosure accordingly throughout your prospectus, including in the Plan of Distribution.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that although the Company’s common stock is not currently listed on a national securities exchange, the Company’s common stock may be traded at privately negotiated prices on the over-the-counter market. The Company expects that shares of common stock sold pursuant to the Registration Statement will similarly be sold at privately negotiated prices on the over-the-counter market until such time as the common stock is listed on a national securities exchange, if at all.

Summary Historical Consolidated Financial Data of MPM, page 9

3.	You indicate that working capital is defined as current assets net of current liabilities. However, certain current and long-term liabilities were reclassified for your working capital calculation as of September 30, 2014 and December 31, 2013. In order to better highlight that you have made these adjustments, please revise your caption to refer to this measure as “adjusted working capital” or some other similar title. Please also reconcile to the amounts you have presented as of September 30, 2014 and December 31, 2013. Please address this comment as it relates to total long-term debt.

Response:

In response to the Staff’s comment, the Company has revised the “Working capital” and “Total long-term debt” captions on page 10 to refer to these measures as “Adjusted working capital” and “Adjusted total long-term debt,” respectively. In addition, the Company has revised its disclosure for each caption on page 11 to provide a reconciliation of the adjusted captions to the measures presented in the historical financial statements.

Pamela Long, February 13, 2015 - Page 3

4.	We have the following comments related to your presentation of Adjusted EBITDA and Segment EBITDA:

•	Please clarify, if true, that Adjusted EBITDA is defined in the instruments that govern your indebtedness. See our comments below regarding the presentation of this non-GAAP measure;

•	You indicate that Segment EBITDA is the primary performance measure used by your senior management, the chief operating decision maker and the board of directors to evaluate operating results and allocate capital resources among businesses. Segment EBITDA is also the profitability measure used to set management and executive incentive compensation goals. The amounts presented as Segment EBITDA herein appear to be the aggregation of Silicones Segment EBITDA and Quartz Segment EBIDTA less Other, which you indicate on page 60 is primarily general and administrative expenses that are not allocated to the businesses. Please clarify;

•	Please clarify if and how you use the non-GAAP measure EBITDA; and

•	Please revise your discussion to address the limitations of EBITDA and Segment EBITDA at it relates to how you use these measures. In this regard, we note you have attempted to address the important limitations of EBITDA and Segment EBITDA as analytical tools. The limitations you have identified appear to relate to limitations of these measures as liquidity measures. Please revise your disclosures accordingly.

Response:

The Company has revised its disclosure on page 11 in response to the Staff’s comments. The Company has removed references to EBITDA from the disclosure on page 11 because that measure is not the primary performance measure used by management and is not included in the table on page 10.

Risk Factors, page 12

General

5.	Please consider including a risk factor regarding your disclosure on page 84 about the appeals relating to the confirmation of the Plan of Reorganization in the bankruptcy cases.

Response:

The Company has revised its disclosure on page 19 in response to the Staff’s comment.

Pamela Long, February 13, 2015 - Page 4

Risks Related to Our Business, page 13

An inadequate supply of direct or indirect raw materials and intermediate products could have a material adverse effect on our business, page 14

6.	Please expand this risk factor and your disclosure on page 53 by discussing with more specificity the impact of the expiration of your supply agreement with Unimin on your business. Please also address the potential impact if you are unable enter into a new agreement with Unimin.

Response:

The Company has revised its disclosure on pages 15 and 53 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Financial Information, page 39

7.	You indicate at the top of page 22 that the Shared Services Agreement was amended in connection with the consummation of the Plan of Reorganization and MPM’s emergence from Chapter 11. Please tell us what consideration you gave to reflecting the impact of this amended agreement in your pro forma financial information.

Response:

The Company acknowledges the Staff’s comment and confirms to the Staff that the Company has considered the effects, if any, of the amendments to the Shared Services Agreement on its pro forma financial information. Specifically, the Company has considered the effects of exclusion of the three executive officers and the annualized pro forma effects of the Company bearing the full costs of the three executive officers. The Company concluded that the pro forma effects are immaterial to the pro forma financial information and, therefore, the Company has not reflected any pro forma adjustment as a result of the amendments to the Shared Service Agreement.

8.	Please ensure that each of your pro forma footnotes show how you arrived at each adjustment amount and discuss any significant assumptions and estimates used to arrive at the adjustment amounts. For example, in notes 3(a) and 3(b) on page 43, you discuss the adjustments related to depreciation expense and amortization expense and your Fresh Start Adjustment (h) on page 46, you indicate is an impact to your deferred tax liability resulting from the reduction in tax basis of depreciable and amortizable assets. However, it is not clear how these adjustments were derived. Please revise your footnotes accordingly.

Pamela Long, February 13, 2015 - Page 5

Response:

In response to the Staff’s comment, the Company has revised its disclosure in notes 3(a), 3(b) and 3(c) on page 43 to illustrate how the Company arrived at the adjustment amount and to discuss any significant assumptions and estimates made.

Management’s Discussion and Analysis of Financial Condition and Results…, page 49

Results of Operations, page 54

Operating (Loss) Income, page 55

9.	Please quantify the business reasons for changes in line items within your statement of operations where multiple business reasons impact the change. For example, you indicate that the increase in cost of sales was primarily due to the increase in volumes, as well as unfavorable exchange rate fluctuations and inflation of raw materials and processing costs, without quantifying the impact of each business reason. Please also revise your disclosure to provide more insight into the reasons for the unfavorable exchange rate fluctuation and the increase in raw materials and processing costs.

Response:

The Company has revised its disclosure on page 55 in response to the Staff’s comment.

Income Tax (Benefit) Expense, page 56

10.	In 2013, income tax expense increased by $96 million compared to 2012, the effective tax rate was (29)% compared to (2)% for 2012, and the effect of the non-U.S. tax rate differential increased by $27 million. You state that a change in the geographic mix of earnings and changes in the tax rates applied in various jurisdictions in which you operate contributed to these changes. Please explain to us your consideration of providing additional disclosures regarding these contributing factors, if material. Such disclosures would have the objective of providing information about the quality of, and potential variability of, your earnings and cash flow, so an investor can ascertain the likelihood that past performance is indicative of future performance. Please address this comment as it relates to your 2012 income tax expense as well as your 2014 interim taxes.

Response:

The Company has revised its disclosure on page 57 in response to the Staff’s comment. The Company notes that the 2014 interim taxes had no significant change to the effective tax rate and the existing disclosure includes the material contributing factors.

Pamela Long, February 13, 2015 - Page 6

Liquidity and Capital Resources, page 61

11.	Please revise your disclosure related to your $196 million of borrowings available under the ABL Facility to clarify if these amounts are available without violating covenants. Please refer to Item 303(a)(2)(ii) of Regulation S-K and Section 501.13.c. of the Financial Reporting Codification for guidance.

Response:

The Company has revised its disclosure on page 62 in response to the Staff’s comment.

Operating Activities, page 63

12.	In your discussions of operating cash flows for all periods presented, please expand this disclosure to also discuss the underlying reasons for changes that impacted cash flows, with specific discussions of the reasons for changes in your working capital items such as receivables, inventories, and accounts payable. Please revise your disclosure for all periods presented. See Section IV.B of the SEC Interpretive Release No. 33-8350.

Response:

The Company has revised its disclosure on pages 63 and 64 in response to the Staff’s comment.

Covenants under our Debt Instruments, page 66

13.	We note that you believe that including the supplemental adjustments that are made to calculate Adjusted EBITDA provides additional information to investors about your ability to comply with your financial covenants and to obtain additional debt in the future. It appears however, that Adjusted EBITDA is a component of several of your covenants, including the Adjusted EBITDA to Fixed Charges ratio and your fixed charge coverage ratio. Accordingly, please tell us how the disclosure of Adjusted EBITDA without any additional disclosures surrounding the calculation of the covenants themselves informs investors about your ability to comply with your financial covenants and to obtain additional debt in the future.

Response:

The Company has revised its disclosure on page 67 to provide the ratio of Adjusted EBITDA to Fixed Charges, which is the primary measure governing the Company’s ability to incur additional indebtedness under its indentures.

Pamela Long, February 13, 2015 - Page 7

14.	Please disclose the actual ratios achieved for the material financial covenants you have identified, unless you are able to conclude it is reasonably likely you will meet these financial covenants. This disclosure will allow investors to easily understand your current status in meeting your financial covenants. Please refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

Response:

The Company has revised its disclosure on page 67 to provide the ratio of Adjusted EBITDA to Fixed Charges, which is the primary measure governing the Company’s ability to incur additional indebtedness under its indentures.

Compensation Discussion and Analysis, page 92

15.	Please revise this section to include Item 402 of Regulation S-K disclosure for the fiscal year ended December 31, 2014. For guidance, refer to Question 117.05 of the Regulation S-K Compliance and Disclosure Interpretations.

Response:

The Company acknowledges the Staff’s comment and will revise this section to include Item 402 of Regulation S-K for the fiscal year ended December 31, 2014 in a subsequent pre-effective amendment to the Registration Statement.

Principal and Selling Stockholders, page 117

16.	Please describe how the selling stockholders acquired the securities they may offer and sell pursuant to the registration statement, including the dates of the transactions and the consideration paid by the selling stockholders.

Response:

The Company has revised its disclosure on page 118 in response to the Staff’s comment.

17.	Please identify by name the natural person(s) who exercise voting or investment control or both with respect to the shares held by any of the selling stockholders that are not natural persons. For guidance, please refer to Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations.

Response:

The Company has revised the disclosure on pages 119 through 122 in response to the Staff’s comment.

Pamela Long, February 13, 2015 - Page 8

18.	Please disclose any position, office, or other material relationship that any selling stockholder has had within the past three years with you or any of your predecessors or affiliates. Refer to Item 507 of Regulation S-K.

Response:

The Company has revised its disclosure on page 122 in response to the Staff’s comment.

19.	Please tell us whether any of the selling stockholder is a broker-dealer or an affiliate of a broker-dealer. For any selling stockholder who is a broker-dealer, the prospectus should state that the selling stockholder is an underwriter. For any selling stockholder who is an affiliate of a broker-dealer, the prospectus should state that the selling stockholder purchased the securities in the ordinary course of business and at the time of the purchase of the securities to be resold had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If a selling stockholder is unable to provide these representations, then the prospectus should state that the selling stockholder is an underwriter. Note that broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

Response:

The Company has revised the disclosure on page 118 in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 122

Registration Rights Agreement, page 122

20.	Please disclose any potential cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties that could result from delays in registering your common stock and preferred stock. Refer to FASB ASC 825-20-50-1.

Response:

The Company advises the Staff that the registration rights agreement does not provide for any cash penalties or any other specific penalties that would result from delays in registering the Company’s common stock.

Certain U.S. Federal Income Tax Considerations for Non-U.S. Holders, page 138

21.	Please disclose the material tax considerations for U.S. Holders.

Pamela Long, February 13, 2015 - Page 9

Response:

The Company has revised its disclosure on pages 140 and 141 in response to the Staff’s comment.

Financial Statements – September 30, 2014

Note 2. Chapter 11 Bankruptcy Filing, page F-61

Issuance of New Common Stock, page F-65

22.	On November 7, 2014, the Company effected a reserve stock split and, as a result, 48 shares of the New Common Stock remained outstanding. With reference to SAB Topic 4C, please tell us how you have reflected this stock split in your historical financial statements.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that the Company has considered the guidance within SAB Topic 4C as well as the guidance in ASC 260-10-55-17 in light of the fact that the stock affected in the reverse stock split represents the equity interests of the reorganized Successor Company and not the Predecessor Company. As a result of the reorganization, the shares of the Predecessor Company were cancelled and the equity interests of the Successor Company were issued to a new group of shareholders that resulted in the holders of existing shares of the Predecessor Company receiving less than 50% of the voting shares of New Common Stock in the Successor Company. Due to the fact that the shares outstanding in the historical financial statements represent the shares of the Predecessor Company and were ultimately cancelled, and new equity interests were issued to new investors to effect the reorganization, the Company has applied effects of the reverse stock split prospectively from October 24, 2014, the date of reorganization and existence of the New Common Stock.

Note 16. Condensed Combined Debtor-in-Possession Financial Information, page F-93

23.	Given that Momentive Performance Materials, Inc. voluntarily filed its petition for reorganization on April 13, 2014, please tell us what consideration you gave to including a debtors’ statement of operations for the nine months ended September 30, 2014. We note the inclusion of your debtors’ statement of cash flows for nine months ended September 30, 2014. Please also address the appropriateness of presenting the entities not subject to the bankruptcy proceedings within the condensed combined debtors’ financial statements. Refer to ASC 852-10-45-14.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that the Company has considered the guidance within ASC 852-10-45-14, and respectfully

Pamela Long, February 13, 2015 - Page 10

advises the Staff that the inclusion of a debtor’s statement of operations for the nine months ended September 30, 2014 was considered; however, the Company believes that such financial information would not be as meaningful to a user of the Company’s financial statements due to the fact that the Company was not operating as a debtor-in-possession under Chapter 11 of Title 11 of the United States Bankruptcy Code for a substantial portion of the nine months ended September 30, 2014. The Company notes that a debtors’ statement of cash flows was included for the nine months ended September 30, 2014 as presentation of a statement of cash flows for any period other than year-to-date would not be in accordance with Rule 10-01(c)(3). As such, the Company believes it would not be appropriate to deviate from this presentation standard.

The Company respectfully advises the Staff that entities not subject to the bankruptcy proceedings (the “non-debtor entities”) were included within the condensed combined debtors’ financial statements as the non-debtor entities are wholly-owned subsidiaries of the debtor entities. However, the non-debtor entities were not included on a full combined basis, but rather included only to the extent that their earnings and net assets affected the debtor entities’ results of operations and financial position, respectively, on an equity method basis of accounting. The Company believes this presentation to be consistent with the requirements of ASC 852-10-45-14, which requires such debtor statements to be prepared on the same basis as the Company’s consolidated financial statements. Additionally, the Company believes this presentation to be consistent with the requirements of Rule 3-10 paragraph i(3), which requires a parent to include its proportionate share of the net assets and earnings of a subsidiary in its financial statements.

Undertakings, page II-3

24.	Since the registration statement covers the resale of outstanding securities, please remove Item 512(a)(6) of Regulation S-K undertakings.

Response:

The Company has revised the disclosure on page II-3 in response to the Staff’s comment.

Exhibit Index, page II-7

General

25.	Please ensure that the exhibits incorporated by reference cross reference the appropriate filing date. For example, we note that Exhibits 2.1,4.1, 4.2, 4.3, 4.4, 4.5 and 10.47 were exhibits to Form 8-K filing date is October 28, 2014 and not October 24, 2014.

Pamela Long, February 13, 2015 - Page 11

Response:

The Company has revised its disclosure on pages II-5, II-6 and II-11 in response to the Staff’s comment.

Exhibit 10.47

26.	It appears that the exhibits to Exhibit 10.47 are missing. Absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-K requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits and schedules. Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision. Please advise.

Response:

The Company has filed Exhibit 10.47 including all exhibits that were omitted in the initial filing.

***

We appreciate the Staff’s comments and request the Staff contact the undersigned at (212) 373-3124 or (212) 492-0124 (facsimile) with any questions or comments regarding this letter.

Sincerely,

/s/ David S. Huntington, Esq.

David S. Huntington, Esq.

of PAUL, WEISS, RIFKIND,

WHARTON & GARRISON LLP

Enclosures

cc: Stephen J. Psutka, Esq., MPM Holdings Inc.